Exhibit 15.1



ERNST & YOUNG


           ERNST & YOUNG (HELLAS)                   Telephone: +30 210 28 86 000
           Certified Auditors Accounts S.A.         Telefax:   +30 210 28 86 905
           11th klm National Road Athen-Lamia
           GR- 144 51 Metamorphossi, Greece


            Consent of Independent Registered Public Accounting Firm


We consent to the incorporation by reference in the Registration Statement (Form F-3 No. 333-120259) of Excel Maritime Carriers Ltd. and in the related Prospectus of our report dated March 4, 2005, with respect to the consolidated financial statements and schedule of Excel Maritime Carriers Ltd. included in this Annual Report (Form 20-F) for the year ended December 31, 2004.


ERNST & YOUNG

Athens, Greece
June 29, 2005